Invest in HAPPYBOND

Science based nutritionial products for pets that helps them live a healthy life



f ⊙ **HAPPYBOND.COM** LOS ANGELES CA   Retail Food Science Life Science B2C

ABOUT   UPDATES[0]   REVIEWS[1]   ASK A QUESTION[0]

Why you may want to invest in us...

1 3x growth from Q1 2020 to Q3 2020

2 You love dogs!

3 Partners with Cesar Millan and Halle Berry

4 HappyBond's joint formula is proven to activate collagen biosynthesis and reduce joint inflammation

5 Patent pending dog nutrition supplement developed by CEO who is a biotech scientist

6 40% of customers are subscribers

7 Expanding product line from Essential Nutrients to food, accessories and treats

Why investors ❤ us

WE'VE RAISED $685,000 SINCE OUR FOUNDING



We love HAPPYBOND, its founder and its mission to improve pet health via science.

Anja Skodda, the founder and CEO of HappyBond, is a first-class honors graduate in biotechnology from the Technical University of Berlin with experience in tissue engineering of cartilage.

When her beloved bulldog Tony started to suffer from early signs of arthritis, she developed the breakthrough HappyAgain Collagen+ for Hip and Joint wellness product which the company now sells direct to consumers and via subscriptions.

The pet market is huge and growing. It will reach 96B this year, with more dogs than children in the USA, and strong demand for new products is trending up. HAPPYBOND has a great opportunity for rapid growth in this market.

HAPPYBOND is partnering with famous dog lover and trainer, Cesar Millan as well as Halle Berry and additional celebrity dog lovers. We expect these partnerships will dramatically accelerate growth.

We are proud to partner with Anja Skodda and her team and work together to build a great company while improving pet health via science.

read less

Gil Eyal Managing Partner, Starfund

 *I got introduced to Anja through a mutual contact and managed to get on a ⌄ call to discuss HappyBond. Not only did i resonate with her, but i felt she has a great product, company and she's a great leader. Having bootstrapped this company and connecting with the right people (who helped for the love of pets), she has now connected with Halle Berry and Caesar Milan and the connections dont end there. With growth sales ramping, its just a matter of time where the demand shoots up like crazy. Whats being worked on the pipeline is only the beginning, and should excite investors to join this journey.*

Michaelangelo Moran ☆
CO-FOUNDER of GO-JEK, DJ, Serial Entrepreneur and Investor.

SEE MORE

Our team

 **Anja Skodda**
Founder / CEO
Biotech Scientist


 **Sean Hunt**
COO
Over 20 years experience in CPG and retail


 **Henry Arlander**
Business Development
Henry had an exit with his own start up and comes from the prestige boutique agency7 Pereira & O'Dell as Managing Director & Head of Innovation.


SEE MORE

In the news

     

Downloads

📄 Movie on 12-4-20 at 9.09 AM.mov
📄 IMG 6552.mov
📄 HappyBond Pitch Deck Version JAN.pdf

The Story of HAPPYBOND

- We started in 2018. It's been a long, crazy journey, and we've only just begun.



First, we had to help TONY

Back in 2017, Tony was a passionate Skateboarder but developed arthritis in his Shoulder....

Growing up, Anja spent more time with horses and dogs than people. So, inevitably, Anja studied biotechnology from the Technical University of Berlin for seven years, specializing in tissue engineering of cartilage and skin. Her research at Novartis expedited the production of new drugs through the use of fluorescent markers. She developed automated technologies to scale the drug screening for rheumatoid arthritis, and avoiding animal testing.

In 2018, Anja created 'Happy Again Pet' in Berlin and Venice to commercialize a breakthrough collagen+ formula that builds, maintains and repairs mammalian joint & hip cartilage. Her inspiration was to help Tony, her beloved bulldog, to overcome arthritis and skateboard again. Within weeks of taking the supplement, Tony, was pain-free and back riding his skateboard.





"I developed what is now our breakthrough HappyAgain Collagen+ for Hip and Joint wellness, to help Tony skate again. I never wanted to get into the pet business, I only wanted to help as many dogs as possible. However, when family and friends started to see the same result, they encouraged me to take a new entrepreneurial step and commercialize the innovation."

In August of 2019, we partnered with Cesar Millan, the world's biggest dog influencer, to promote Collagen+.



CESAR MILLAN/CELEBRITY DOG INFLUENCER

Cesar Millan is a pop culture figure and mega-- influencer for 50M U.S dog owner households, and to this day sells out stadiums tours across the world furthering his original understanding of training beginning with the human and rehabilitation of the animal.

Further achievements include authoring 9 best–selling books, developing innovative product lines and founding "Training Cesar's Way", an immersive dog training program and foundation where Cesar personality trains the fans who love him.

Social media stats

🧍🧍🧍🧍🧍🧍🧍🧍🧍🧍 **11 MILLION**
Total Followers

(f) 9.3M (twitter) 1M (instagram) 1M (youtube) 339K

PRESS + BRAND COLLABORATIONS

amazon books | Best Western | SUBARU | NATIONAL GEOGRAPHIC CHANNEL

Cesar endorsed the product because it brought his beloved Junior back to full activity.

I met Cesar in his office and he told me, that he has tried everything, but nothing could help his beloved Junior to get back to activity. He even had him on pain relief.... Cesar promised to give it a try and 3 weeks later he called me and said: Thank you! Junior is chasing his ball again, he is off all other meds! It works!



I was more than excited to meet him at his ranch and talk about our joined vision, to help dogs live a healthy, active and longer life.





Cesar Millan and Happy Bond CEO, Anja Skodda

After the success of launching the first product HAPPYAGAIN for Senior dogs in August of 2019 we extended the product line in 2020 to all age stages, HAPPYSTART, HAPPYDAYS and HAPPYAGAIN



The vision of **HAPPY**BOND was always bigger than a one product company. We extended our SKU's with beneficial treats and accessories and are now ready to launch our unique Dog Food in 2021. **HAPPY**BOND aims to help dogs live a healthier and happier life. And focusses on a whole health approach: Mind, Body and Play.



And now, we are structuring partnership with A+ Celebrities that also love their dogs

In November 2020, we signed an agreement with Halle Berry for co-branded dog products. The Pet industry is huge, but also very competitive, therefore to reach a lot of pet parents we decided to partner with people that share our vision and have millions of followers. Halle Berry believes in the quality and new science of our products, like Cesar Millan.



Proof is in the dog nutrition science!

Since launch in 2019 we grew over 300% and tripled revenue in a very challenging year with a worldwide pandemic. We helped thousands of dogs so far, with fast growing subscribers and a high profit margin.

Those metrics show that the Pet industry is recession proof, adoption are up 60%, over 37% of Americans adopted a pet during 2020. There are already more dogs than children in the U.S. and we are ready to scale our grows in 2021.



And now, we are ready to grow and kick things into gear!

We are raising money to do scale our marketing with our 4x ROI, to extend the product line and merge into the new category of pet food, to kick all our Celebrity Partnerships into gear! We will stock up inventory and increase UX/UI. We are already running out of supply

this year, as the demand is high.

USE OF PROCEEDS CHART



